VIA EDGAR

May 11, 2017

Re:	SciClone Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-216565)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SciClone Pharmaceuticals, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on May 11, 2017, or as soon as possible thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP (US), by calling Eric H. Wang, Esq., at (650) 833-2106.

Very truly yours,

SCICLONE PHARMACEUTICALS, INC.

By:	/s/ Friedhelm Blobel, Ph.D.
	Name:	Friedhelm Blobel, Ph.D.
	Title:	Chief Executive Officer